Exhibit 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@avalonraremetals.com
www.avalonraremetals.com

NEWS RELEASE

July 2, 2014	No. 14-10

Avalon Closes Non-Brokered Private Placement
for Gross Proceeds of $2.166 million

Toronto, ON – Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has closed its previously announced non-brokered private placement of flow-through common shares ("Flow-Through Shares") and non flow-through units (“Non Flow-Through Units”) (collectively, the "Private Placement"), as described in the Company’s news release of June 19, 2014. The Private Placement was over-subscribed, resulting in gross proceeds of $2.166 million. Each Non Flow-Through Unit consists of one common share and one half share purchase warrant of the Company. Each whole warrant entitles the subscriber to purchase one common share of the Company at a price of $0.60 per share for a period of three years from the date hereof.

On Closing, the Company issued 1,653,866 Flow-Through Shares priced at $0.60 per Flow-Through Share and 2,445,000 Non Flow-Through Units priced at $0.48 per Non Flow-Through Unit and paid finders’ fees of $47,000. Certain directors and officers of the Company subscribed for an aggregate of 212,000 Flow-Through Shares and 60,000 Non Flow-Through Units.

Don Bubar, Avalon's President and CEO, commented, “We are pleased to have completed this Private Placement on an over-subscribed basis. The proceeds from this Private Placement, along with the proceeds from the US$4 million Registered Direct Offering completed on June 13, 2014, provide the Company with sufficient funding to complete all of our currently planned work program commitments for the balance of 2014.”

The proceeds from the sale of the Flow-Through Shares will be used to fund the summer drilling programs and other eligible exploration work on Avalon’s 100% owned Nechalacho Rare Earth Elements Property, Thor Lake, NWT and its 100% owned East Kemptville Tin-Indium Property, Yarmouth County, Nova Scotia. The proceeds from the sale of the Non Flow-Through Units will be used for other engineering, permitting and market development work for the Nechalacho Project, as well as general corporate purposes.

The securities issued in connection with the Private Placement are subject to a hold period which expires on November 3, 2014.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project is a potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement and the adequacy of cash available to fund planned activities. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.